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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                            on November 29, 2001




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


In the Matter of                                        CERTIFICATE

Conectiv, et al.                                            OF

File No. 70-9607                                        NOTIFICATION

(Public Utility Holding Company                      PURSUANT TO RULE 24
Act of 1935)


This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 28, 2000 and October 12, 2001 (the "Orders") in the above-referenced file. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

On December 29, 2000 as approved by the Commission (Release No. 35-27234; 70-9607), Delmarva Power & Light Company sold its 3.555 percent ownership interest in the Peach Bottom Atomic Power Station Units 2 and 3, located in York County, Pennsylvania, to PECO Energy Company, a wholly owned subsidiary of Exelon Corporation, a registered holding company under the Act.

On October 18, 2001 as approved by the Commission (Release No. 35-27452; 70-9607), Atlantic City Electric Company sold its 3.555 percent ownership interest in the Peach Bottom Atomic Power Station Units 2 and 3, located in York County, Pennsylvania, to PECO Energy Company, a wholly owned subsidiary of Exelon Corporation, a registered holding company under the Act.

The foregoing transactions as described above and in the Application-Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Orders issued by the Commission with respect thereto.
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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                            Conectiv

                                            Atlantic City Electric Company
                                            Delmarva Power & Light Company

November 29, 2001                           /s/ Philip S. Reese
                                            -------------------
                                            Philip S. Reese
                                            Vice President and Treasurer
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                                  EXHIBIT INDEX

F-2      Past-tense opinion of counsel